December 1, 2010

VIA EDGAR

United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549
Attention:	Kevin W. Vaughn
Paul Cline
Re:	QCR Holdings, Inc. Form 10-K for the year ended December 31, 2009 Forms 10-Q for the periods ended March 31, 2010 and June 30, 2010 File No. 0-22208
Dear Messrs. Vaughn and Cline:
As Chief Financial Officer of QCR Holdings, Inc. (the “Company”), I hereby submit the following responses to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated November 5, 2010 (the “Comment Letter”), with respect to the above-referenced filings. For the convenience of the Staff’s review, I have set forth the comments contained in the Comment Letter in bold italics followed by the Company’s responses.
Form 10-K
Lending/Leasing, page 5
1. Please refer to your response to comment 1 of our August 31, 2010 letter. The draft revisions to your future filings provided with your response appear generic to any lender. The purpose of our comment was to elicit information that would potentially help investors and others identify risks related to your underwriting policies and procedures. While not requesting that you disclose specific information for individual loans, we do believe providing quantified information for the factors you present are important. Ranges of the variables (LTV, debt service ratios, etc.) are helpful to the extent representative of the majority of your portfolio. Significant variations from the ranges should be separately disclosed. Similarly, please tell us whether you intend to identify each of the significant industries of concentration in your table provided in Exhibit 1, and if not, tell us why not. Please revise future filings accordingly.

1

In response to the Staff’s comment, the Company proposes to revise the disclosure in its future filings. Attached as Exhibit 1 is a revised version of the disclosure under the heading “Lending/Leasing” in the Business section (Item 1) of the Company’s Form 10-K for the year ended December 31, 2009. Attached as Exhibit 1A is a redlined version to highlight the proposed changes from our original Exhibit 1 which accompanied our letter response dated September 15, 2010. The Company undertakes to include such revised disclosure, as appropriate, in its future filings.
In response to the Staff’s comment regarding the identification of the significant industries within our commercial real estate loan portfolio, attached as Exhibit 2 is an excerpt from Management’s Discussion and Analysis of Financial Condition and Results of Operations (Item 2) of the Company’s Form 10-Q for the quarter ended September 30, 2010. The significant industries of concentration are specifically identified and listed as appropriate.
Financial Statements
Note 4. Investments Securities, page 61
2. Please refer to your response to comment 4 of our August 31, 2010 letter. We understand the amounts of the unrecognized losses do not appear significant as a percentage of your entire securities portfolio; however, it appears they have the potential to have a material impact on net income and net income attributable to common shareholders which is the more relevant measure of materiality. Further, the information provided in your response was insufficient to allow us to concur with your conclusion that the amounts involved were not other-than-temporarily impaired. Please revise your future filings to provide a more detailed qualitative and quantitative narrative of the factors you considered in determining that the unrealized losses on each of your trust preferred and other securities were not other than temporary. As previously requested, clearly disclose how you address your assumptions on discount rate, deferral rate, and default rates for each individual trust preferred securities. Specifically address the significant negative evidence of the level of severity of the unrealized losses on these securities.

2

In response to the Staff’s comment, the Company’s securities portfolio includes only one individual trust preferred security. This security is issued by Old Second Capital Trust. Subsequent to the filing of our Form 10-Q for the second quarter of 2010, Old Second Capital Trust announced its election to defer interest payments. As a result, the Company updated its evaluation for impairment and determined the impairment was indeed other-than-temporary. As reported in our Form 10-Q for the third quarter of 2010, the Company wrote down the value of this security and recognized an impairment loss totaling $114 thousand in September 2010.
In regards to the Company’s portfolio of other securities, this consists mostly of common equity securities of bank holding companies. With an amortized cost of $1.2 million and $1.6 million at September 30, 2010 and December 31, 2009, respectively, the amount of these securities is less than 1% of the total securities portfolio. And, with gross unrealized losses of $5 thousand and $8 thousand at September 30, 2010 and December 31, 2009, respectively, the Company believes the amounts are not material to net income attributable to common stockholders. Based on immateriality, the Company does not believe revisions to future disclosures are warranted.
Going forward, should any of the gross unrealized loss positions for these other securities, the aforementioned trust preferred security, or any future investments within these two categories attain levels that are material to net income attributable to common stockholders, the Company will revise future filings to provide a more detailed narrative of the factors considered in determining the impairment to be temporary, if applicable.
* * *
The Company believes the foregoing provides a complete response to the Comment Letter. We greatly appreciate your review of and assistance with this response. Please contact me if you have any questions or require any additional information.
Very truly yours,
/s/ Todd A. Gipple
Todd A. Gipple
Chief Financial Officer

3

EXHIBIT 1
Lending/Leasing. The Company and its subsidiaries provide a broad range of commercial and retail lending and investment services to corporations, partnerships, individuals and government agencies. The subsidiary banks actively market their services to qualified lending and deposit clients. Officers actively solicit the business of new clients entering their market areas as well as long-standing members of the local business community. The Company has an established lending/leasing policy which includes a number of underwriting factors to be considered in making a loan/lease, including, but not limited to, location, loan-to-value ratio, cash flow, collateral and the credit history of the borrower.
In accordance with Iowa regulation, the legal lending limit to one borrower for Quad City Bank & Trust and Cedar Rapids Bank & Trust, calculated as 15% of aggregate capital, was $14.5 million and $8.3 million, respectively, as of December 31, 2009. In accordance with Illinois regulation, the legal lending limit to one borrower for Rockford Bank & Trust, calculated as 25% of aggregate capital, totaled $7.5 million as of December 31, 2009.
As part of the loan monitoring activity at the three subsidiary banks, credit administration personnel interact closely with senior bank management. The Company has a separate in-house loan review function to analyze credits of the subsidiary banks. To complement the in-house loan review, an independent third-party performs external loan reviews. Management has attempted to identify problem loans at an early stage and to aggressively seek a resolution of these situations.
The Company recognizes that a diversified loan portfolio contributes to reducing risk in the overall loan/lease portfolio. The specific loan/lease portfolio mix is subject to change based on loan/lease demand, the business environment and various economic factors. The Company actively monitors concentrations within the loan/lease portfolio to ensure appropriate diversification and concentration risk is maintained.
Specifically, each subsidiary bank’s total loans as a percentage of assets may not exceed 85%. In addition, following are established policy limits for the loan portfolio on a per loan type basis, reflected as a percentage of the subsidiary bank’s average gross loans:

Type of Loan	Maximum Percentage

One-to-four family residential	30%
Multi-family	15%
Farmland	5%
Non-farm, nonresidential	50%
Construction and land development	20%
Commercial and industrial loans	60%
Loans to individuals	10%
Lease financing	20%
Bank stock loans	12%
All other loans	10%

1

The following table presents total loans/leases by major loan/lease type and subsidiary as of December 31, 2009 and 2008. Residential real estate loans held for sale are included in residential real estate loans below.

	Quad City		m2		Cedar Rapids		Rockford		Intercompany	Consolidated
	Bank & Trust		Lease Funds		Bank & Trust		Bank & Trust		Elimination	Total
	$	%	$	%	$	%	$	%	$	$	%
	(dollars in thousands)
As of December 31, 2009:

Commercial and industrial loans	$217,873	39%	$—	0%	$148,420	39%	$75,243	36%	$—	$441,536	35%
Commercial real estate loans	261,902	47%	—	0%	188,750	49%	107,634	51%	(2,279)	556,007	45%
Direct financing leases	—	0%	90,059	98%	—	0%	—	0%	—	90,059	7%
Residential real estate loans	33,221	6%	—	0%	21,982	6%	15,405	7%	—	70,608	6%
Installment and other consumer loans	48,057	9%	—	0%	24,075	6%	12,139	6%	—	84,271	7%
Deferred loan/lease origination costs, net of fees	64	0%	2,206	2%	(427)	0%	(4)	0%	—	1,839	0%

	$561,117	100%	$92,265	100%	$382,800	100%	$210,417	100%	$(2,279)	$1,244,320	100%

As of December 31, 2008:
Commercial and industrial loans	$236,023	40%	$—	0%	$133,191	38%	$69,903	36%	$—	$439,117	36%
Commercial real estate loans	254,848	43%	—	0%	175,481	49%	98,757	52%	(2,418)	526,668	43%
Direct financing leases	—	0%	79,408	98%	—	0%	—	0%	—	79,408	7%
Residential real estate loans	44,480	8%	—	0%	22,608	6%	12,141	6%	—	79,229	7%
Installment and other consumer loans	54,151	9%	—	0%	23,597	7%	10,793	6%	—	88,541	7%
Deferred loan/lease origination costs, net of fees	118	0%	1,864	2%	(299)	0%	44	0%	—	1,727	0%

	$589,620	100%	$81,272	100%	$354,578	100%	$191,638	100%	$(2,418)	$1,214,690	100%

Proper pricing of loans is necessary to provide adequate return to the Company’s shareholders. Loan pricing, as established by the subsidiary banks’ Asset/Liability Committee, shall include consideration for the cost of funds, loan maturity and risk, origination and maintenance costs, appropriate shareholder return, competitive factors, and the economic environment. The portfolio contains a mix of fixed and floating interest rates. Management attempts to maximize interest rate floors on its variable rate loan portfolio. Refer to Item 7A. Quantitative and Qualitative Disclosures About Market Risk for more discussion on the Company’s management of interest rate risk.
Commercial and Industrial Lending
As noted above, the subsidiary banks are active commercial and industrial lenders. The current areas of emphasis include loans to small and mid-sized businesses with primary operations as wholesalers, manufacturers, building contractors, business services companies, other banks, and retailers. The banks provide a wide range of business loans, including lines of credit for working capital and operational purposes, and term loans for the acquisition of facilities, equipment and other purposes.
Loan approval is based on the following factors:
•	Ability and stability of current management;

•	Stable earnings with positive financial trends;

•	Sufficient cash flow to support debt repayment;

•	Earnings projections based on reasonable assumptions;

•	Financial strength of the industry and business; and

•	Value and marketability of collateral.

2

As part of the underwriting process, management reviews current financial statements. When appropriate, certain commercial and industrial loans may contain covenants requiring maintenance of financial performance ratios such as:
•	Minimum debt service coverage ratio;

•	Minimum current ratio;

•	Maximum debt to tangible net worth ratio; and/or

•	Minimum tangible net worth
Establishment of these financial performance ratios depends largely upon the risk-rating and the specific industry.
Collateral for these loans generally includes accounts receivable, inventory, equipment and real estate. The lending policy specifies approved collateral types and corresponding maximum advance percentages. The value of collateral pledged on loans must exceed the loan amount by a margin sufficient to absorb potential erosion of its value in the event of foreclosure and cover the loan amount plus costs incurred to convert it to cash. Approved non-real estate collateral types and corresponding maximum advance percentages for each are listed below.

Approved Collateral Type	Maximum Advance %

Financial Instruments
U.S. Government Securities	90% of market value
Securities of Federal Agencies	90% of market value
Municipal Bonds rated by Moody’s As “A” or better	80% of market value
Listed Stocks	75% of market value
Mutual Funds	75% of market value
Cash Value Life Insurance	95%, less policy loans
Savings/Time Deposits (Bank)	100% of current value

General Business
Accounts Receivable	80% of eligible A/R
Inventory	50% of value
Fixed Assets (Existing)	50% of net book value, or 75% of orderly liquidation appraised value
Fixed Assets (New)	80% of cost, or higher if cross-collateralized with other assets
Leasehold Improvements	0%
The lending policy specifies maximum term limits for commercial and industrial loans. For term loans, the maximum term is 7 years. Generally, term loans range from 3 to 5 years. For lines of credit, the maximum term is 365 days.
In addition, the subsidiary banks often take personal guarantees to help assure repayment. Loans may be made on an unsecured basis if warranted by the overall financial condition of the borrower.

3

Commercial Real Estate Lending
The subsidiary banks also make commercial real estate loans. Commercial real estate loans are subject to underwriting standards and processes similar to commercial and industrial loans, in addition to those standards and processes specific to real estate loans. Collateral for these loans generally includes the underlying real estate and improvements, and may include additional assets of the borrower. The lending policy specifies maximum loan-to-value limits based on the category of commercial real estate (commercial real estate loans on improved property, raw land, land development, and commercial construction). These limits are the same limits established by regulatory authorities. Following is a listing of these limits as well as some of the other guidelines included in the lending policy for the major categories of commercial real estate loans:

Maximum
Commercial Real Estate Loans Type	Maximum Advance Rate **	Term
Commercial Real Estate Loans on Improved Property *	80%	7 years
Raw Land	Lesser of 65% of ‘as is’ appraised value, or 90% of cost	12 months
Land Development	Lesser of 90% of project cost, or 75% of appraised value	24 months
Commercial Construction Loans	Lesser of 90% of project cost, or 80% of appraised value	365 days

*
Generally, the debt service coverage ratio must be a minimum of 1.15x for non-owner occupied loans and 1.00x for owner-occupied loans. For loans greater than $500 thousand, the subsidiary banks sensitivity test this ratio for deteriorated economic conditions, major changes in interest rates, and/or significant increases in vacancy rates.

**	These maximum rates are consistent with those established by regulatory authorities.
The lending policy also includes guidelines for real estate appraisals, including minimum appraisal standards based on certain transactions. In addition, the subsidiary banks often take personal guarantees to help assure repayment.
In addition, management tracks the level of owner-occupied commercial real estate loans versus non-owner occupied loans. Owner-occupied loans are generally considered to have less risk. As of December 31, 2009, approximately 29% of the commercial real estate loan portfolio was owner-occupied.

4

Following is a listing of the significant industries within the Company’s commercial real estate loan portfolio as of December 31, 2009:

	As of December 31,
	2009
	Amount	%
	(dollars in thousands)
Industry A	$100,000	18%
Industry B	90,000	16%
Industry C	80,000	14%
Industry D	70,000	13%
Industry E	60,000	11%
Industry F	50,000	9%
Other	106,007	19%

Total commercial real estate loans	$556,007	100%
Direct Financing Leasing
m2 Lease Funds leases machinery and equipment to commercial and industrial customers under direct financing leases. All lease requests are subject to the credit requirements and criteria as set forth in the lending/leasing policy. In all cases, a formal independent credit analysis of the lessee is performed.
The following private and public sector business assets are generally acceptable to consider for lease funding:
•	Computer systems

•	Photocopy systems

•	Fire trucks

•	Specialized road maintenance equipment

•	Medical equipment

•	Commercial business furnishings

•	Vehicles classified as heavy equipment

•	Aircraft

•	Equipment classified as plant or office equipment

•	Marine boat lifts

5

m2 Lease Funds will generally refrain from funding leases of the following type:
•	Leases collateralized by non-marketable items

•	Leases collateralized by consumer items, such as vehicles, household goods, recreational vehicles, boats, etc.

•	Leases collateralized by used equipment, unless its remaining useful life can be readily determined

•	Leases with a repayment schedule exceeding 7 years
Residential Real Estate Lending
Generally, the subsidiary banks’ residential real estate loans conform to the underwriting requirements of Freddie Mac and Fannie Mae to allow the subsidiary banks to resell loans in the secondary market. The subsidiary banks structure most loans that will not conform to those underwriting requirements as adjustable rate mortgages that mature or adjust in one to five years, and then retain these loans in their portfolios. Servicing rights are not presently retained on the loans sold in the secondary market. The lending policy establishes minimum appraisal and other credit guidelines.
As mentioned above, the subsidiary banks sell the majority of their residential real estate loans in the secondary market. The following table presents the originations and sales of residential real estate loans for the Company.

	For the year ended December 31,
	2009	2008	2007
	(dollars in thousands)

Originations of residential real estate loans	$157,180	$116,662	$134,965
Sales of residential real estate loans	$141,619	$87,907	$103,640
Percentage of sales to originations	90%	75%	77%
Installment and Other Consumer Lending
The consumer lending departments of each bank provide many types of consumer loans including motor vehicle, home improvement, home equity, signature loans and small personal credit lines. The lending policy addresses specific credit guidelines by consumer loan type.
In rare instances for all loans/leases, it may be appropriate to originate or purchase loans/leases that are exceptional to the guidelines and limits established within the lending policy. Any exceptions to the lending policy do not significantly deviate from the guidelines and limits established within the lending policy. In all cases, exceptions to the lending policy shall be clearly noted as such and specifically identified in loan/lease approval documents.

6

EXHIBIT 1A
Lending/Leasing. The Company and its subsidiaries provide a broad range of commercial and retail lending and investment services to corporations, partnerships, individuals and government agencies. The subsidiary banks actively market their services to qualified lending and deposit clients. Officers actively solicit the business of new clients entering their market areas as well as long-standing members of the local business community. The Company has an established lending/leasing policy which includes a number of underwriting factors to be considered in making a loan/lease, including, but not limited to, location, loan-to-value ratio, cash flow, collateral and the credit history of the borrower.
In accordance with Iowa regulation, the legal lending limit to one borrower for Quad City Bank & Trust and Cedar Rapids Bank & Trust, calculated as 15% of aggregate capital, was $14.5 million and $8.3 million, respectively, as of December 31, 2009. In accordance with Illinois regulation, the legal lending limit to one borrower for Rockford Bank & Trust, calculated as 25% of aggregate capital, totaled $7.5 million as of December 31, 2009.
As part of the loan monitoring activity at the three subsidiary banks, credit administration personnel interact closely with senior bank management. The Company has a separate in-house loan review function to analyze credits of the subsidiary banks. To complement the in-house loan review, an independent third-party performs external loan reviews. Management has attempted to identify problem loans at an early stage and to aggressively seek a resolution of these situations.
The Company recognizes that a diversified loan portfolio contributes to reducing risk in the overall loan/lease portfolio. The specific loan/lease portfolio mix is subject to change based on loan/lease demand, the business environment and various economic factors. The Company actively monitors concentrations within the loan/lease portfolio to ensure appropriate diversification and concentration risk is maintained.
Specifically, each subsidiary bank’s total loans as a percentage of assets may not exceed 85%. In addition, following are established policy limits for the loan portfolio on a per loan type basis, reflected as a percentage of the subsidiary bank’s average gross loans:

Type of Loan	Maximum Percentage
One-to-four family residential	30%
Multi-family	15%
Farmland	5%
Non-farm, nonresidential	50%
Construction and land development	20%
Commercial and industrial loans	60%
Loans to individuals	10%
Lease financing	20%
Bank stock loans	12%
All other loans	10%

The following table presents total loans/leases by major loan/lease type and subsidiary as of December 31, 2009 and 2008. Residential real estate loans held for sale are included in residential real estate loans below.

	Quad City		m2		Cedar Rapids		Rockford		Intercompany	Consolidated
	Bank & Trust		Lease Funds		Bank & Trust		Bank & Trust		Elimination	Total
	$	%	$	%	$	%	$	%	$	$	%
	(dollars in thousands)
As of December 31, 2009:

Commercial and industrial loans	$217,873	39%	$—	0%	$148,420	39%	$75,243	36%	$—	$441,536	35%
Commercial real estate loans	261,902	47%	—	0%	188,750	49%	107,634	51%	(2,279)	556,007	45%
Direct financing leases	—	0%	90,059	98%	—	0%	—	0%	—	90,059	7%
Residential real estate loans	33,221	6%	—	0%	21,982	6%	15,405	7%	—	70,608	6%
Installment and other consumer loans	48,057	9%	—	0%	24,075	6%	12,139	6%	—	84,271	7%
Deferred loan/lease origination costs, net of fees	64	0%	2,206	2%	(427)	0%	(4)	0%	—	1,839	0%

	$561,117	100%	$92,265	100%	$382,800	100%	$210,417	100%	$(2,279)	$1,244,320	100%

As of December 31, 2008:

Commercial and industrial loans	$236,023	40%	$—	0%	$133,191	38%	$69,903	36%	$—	$439,117	36%
Commercial real estate loans	254,848	43%	—	0%	175,481	49%	98,757	52%	(2,418)	526,668	43%
Direct financing leases	—	0%	79,408	98%	—	0%	—	0%	—	79,408	7%
Residential real estate loans	44,480	8%	—	0%	22,608	6%	12,141	6%	—	79,229	7%
Installment and other consumer loans	54,151	9%	—	0%	23,597	7%	10,793	6%	—	88,541	7%
Deferred loan/lease origination costs, net of fees	118	0%	1,864	2%	(299)	0%	44	0%	—	1,727	0%

	$589,620	100%	$81,272	100%	$354,578	100%	$191,638	100%	$(2,418)	$1,214,690	100%

Proper pricing of loans is necessary to provide adequate return to the Company’s shareholders. Loan pricing, as established by the subsidiary banks’ Asset/Liability Committee, shall include consideration for the cost of funds, loan maturity and risk, origination and maintenance costs, appropriate shareholder return, competitive factors, and the economic environment. The portfolio contains a mix of fixed and floating interest rates. Management attempts to maximize interest rate floors on its variable rate loan portfolio. Refer to Item 7A. Quantitative and Qualitative Disclosures About Market Risk for more discussion on the Company’s management of interest rate risk.
Commercial and Industrial Lending
As noted above, the subsidiary banks are active commercial and industrial lenders. The current areas of emphasis include loans to small and mid-sized businesses with primary operations as wholesalers, manufacturers, building contractors, business services companies, other banks, and retailers. The banks provide a wide range of business loans, including lines of credit for working capital and operational purposes, and term loans for the acquisition of facilities, equipment and other purposes.
Loan approval is based on the following factors:
•	Ability and stability of current management;
•	Stable earnings with positive financial trends;
•	Sufficient cash flow to support debt repayment;
•	Earnings projections based on reasonable assumptions;
•	Financial strength of the industry and business; and
•	Value and marketability of collateral.

As part of the underwriting process, management reviews current financial statements. When appropriate, certain commercial and industrial loans may contain covenants requiring maintenance of financial performance ratios such as:
•	Minimum debt service coverage ratio;
•	Minimum current ratio;
•	Maximum debt to tangible net worth ratio; and/or
•	Minimum tangible net worth
Establishment of these financial performance ratios depends largely upon the risk-rating and the specific industry.
Collateral for these loans generally includes accounts receivable, inventory, equipment and real estate. The lending policy specifies~~, in detail,~~ approved collateral types and corresponding maximum advance percentages. The value of collateral pledged on loans must exceed the loan amount by a margin sufficient to absorb potential erosion of its value in the event of foreclosure and cover the loan amount plus costs incurred to convert it to cash. Approved non-real estate collateral types and corresponding maximum advance percentages for each are listed below.

Approved Collateral Type	Maximum Advance %
Financial Instruments
U.S. Government Securities	90% of market value
Securities of Federal Agencies	90% of market value
Municipal Bonds rated by Moody’s As “A” or better	80% of market value
Listed Stocks	75% of market value
Mutual Funds	75% of market value
Cash Value Life Insurance	95%, less policy loans
Savings/Time Deposits (Bank)	100% of current value

General Business
Accounts Receivable	80% of eligible A/R
Inventory	50% of value
Fixed Assets (Existing)	50% of net book value, or 75% of orderly liquidation appraised value
Fixed Assets (New)	80% of cost, or higher if cross-collateralized with other assets
Leasehold Improvements	0%
The lending policy specifies maximum term limits for commercial and industrial loans. For term loans, the maximum term is 7 years. Generally, term loans range from 3 to 5 years. For lines of credit, the maximum term is 365 days.
In addition, the subsidiary banks often take personal guarantees to help assure repayment. Loans may be made on an unsecured basis if warranted by the overall financial condition of the borrower.

Commercial Real Estate Lending
The subsidiary banks also make commercial real estate loans. Commercial real estate loans are subject to underwriting standards and processes similar to commercial and industrial loans, in addition to those standards and processes specific to real estate loans. Collateral for these loans generally includes the underlying real estate and improvements, and may include additional assets of the borrower. The lending policy specifies maximum loan-to-value limits based on the category of commercial real estate (commercial real estate loans on improved property, raw land, land development, and commercial ~~and residential~~ construction~~, improved property, and owner-occupied residential real estate~~). These limits are the same limits established by regulatory authorities. Following is a listing of these limits as well as some of the other guidelines included in the lending policy for the major categories of commercial real estate loans:

Maximum
Commercial Real Estate Loans Type	Maximum Advance Rate **	Term
Commercial Real Estate Loans on Improved Property *	80%	7 years
Raw Land	Lesser of 65% of ‘as is’ appraised value, or 90% of cost	12 months
Land Development	Lesser of 90% of project cost, or 75% of appraised value	24 months
Commercial Construction Loans	Lesser of 90% of project cost, or 80% of appraised value	365 days

*
Generally, the debt service coverage ratio must be a minimum of 1.15x for non-owner occupied loans and 1.00x for owner-occupied loans. For loans greater than $500 thousand, the subsidiary banks sensitivity test this ratio for deteriorated economic conditions, major changes in interest rates, and/or significant increases in vacancy rates.

**	These maximum rates are consistent with those established by regulatory authorities.
The lending policy also includes guidelines for real estate appraisals, including minimum appraisal standards based on certain transactions. In addition, the subsidiary banks often take personal guarantees to help assure repayment.
In addition, management tracks the level of owner-occupied commercial real estate loans versus non-owner occupied loans. Owner-occupied loans are generally considered to have less risk. As of December 31, 2009, approximately 29% of the commercial real estate loan portfolio was owner-occupied.

Following is a listing of the significant industries within the Company’s commercial real estate loan portfolio as of December 31, 2009:

	As of December 31,
	2009
	Amount	%
	(dollars in thousands)

Industry A	$100,000	18%
Industry B	90,000	16%
Industry C	80,000	14%
Industry D	70,000	13%
Industry E	60,000	11%
Industry F	50,000	9%
Other	106,007	19%

Total commercial real estate loans	$556,007	100%
~~Terms of commercial and industrial and commercial real estate loans generally range from one to five years. Some of these loans have floating interest rates or reprice within one year. Proper pricing of loans is necessary to provide adequate return to the Company’s shareholders. Loan pricing, as established by the subsidiary banks’ Asset/Liability Committee, shall include consideration for the cost of funds, loan maturity and risk, origination and maintenance costs, appropriate shareholder return, competitive factors, and the economic environment. Management attempts to maximize interest rate floors on its variable rate loan portfolio. Refer to Item 7A. Quantitative and Qualitative Disclosures About Market Risk for more discussion on the Company’s management of interest rate risk.~~
Direct Financing Leasing
m2 Lease Funds leases machinery and equipment to commercial and industrial customers under direct financing leases. All lease requests are subject to the credit requirements and criteria as set forth in the lending/leasing policy. In all cases, a formal independent credit analysis of the lessee is performed. ~~The lending/leasing policy establishes minimum payment requirements and maximum repayment terms by collateral type.~~
The following private and public sector business assets are generally acceptable to consider for lease funding:
•	Computer systems
•	Photocopy systems
•	Fire trucks
•	Specialized road maintenance equipment
•	Medical equipment

•	Commercial business furnishings
•	Vehicles classified as heavy equipment
•	Aircraft
•	Equipment classified as plant or office equipment
•	Marine boat lifts
m2 Lease Funds will generally refrain from funding leases of the following type:
•	Leases collateralized by non-marketable items
•	Leases collateralized by consumer items, such as vehicles, household goods, recreational vehicles, boats, etc.
•	Leases collateralized by used equipment, unless its remaining useful life can be readily determined
•	Leases with a repayment schedule exceeding 7 years
Residential Real Estate Lending
Generally, the subsidiary banks’ residential real estate loans conform to the underwriting requirements of Freddie Mac and Fannie Mae to allow the subsidiary banks to resell loans in the secondary market. The subsidiary banks structure most loans that will not conform to those underwriting requirements as adjustable rate mortgages that mature or adjust in one to five years, and then retain these loans in their portfolios. Servicing rights are not presently retained on the loans sold in the secondary market. The lending policy establishes minimum appraisal and other credit guidelines. ~~In addition, the policy addresses the following credit guidelines:~~
~~Purpose;~~
~~Maximum collateral advance rate;~~
~~Minimum credit bureau score;~~
~~Maximum debt-to-income ratio;~~
~~Maximum term;~~
~~Maximum amortization;~~
~~Minimum payment requirements; and~~
~~Collateral~~

As mentioned above, the subsidiary banks sell the majority of their residential real estate loans in the secondary market. The following table presents the originations and sales of residential real estate loans for the Company.

	For the year ended December 31,
	2009	2008	2007
	(dollars in thousands)

Originations of residential real estate loans	$157,180	$116,662	$134,965
Sales of residential real estate loans	$141,619	$87,907	$103,640
Percentage of sales to originations	90%	75%	77%
Installment and Other Consumer Lending
The consumer lending departments of each bank provide many types of consumer loans including motor vehicle, home improvement, home equity, signature loans and small personal credit lines. The lending policy addresses specific credit guidelines by consumer loan type. ~~Some of these credit guidelines are as follows:~~
~~Purpose;~~
~~Maximum collateral advance rate;~~
~~Minimum credit bureau score;~~
~~Maximum debt-to-income ratio;~~
~~Maximum term;~~
~~Maximum amortization;~~
~~Minimum payment requirements; and~~
~~Collateral~~
In rare instances for all loans/leases, it may be appropriate to originate or purchase loans/leases that are exceptional to the guidelines and limits established within the lending policy. Any exceptions to the lending policy do not significantly deviate from the guidelines and limits established within the lending policy. In all cases, exceptions to the lending policy shall be clearly noted as such and specifically identified in loan/lease approval documents.

EXHIBIT 2
Gross loans/leases receivable experienced a decline of $54.3 million, or 4%, during the first nine months of 2010. The Company originated $243.4 million of new loans/leases to new and existing customers during the first nine months of 2010; however, this was outpaced by payments and maturities as the Company’s markets continued to experience weak loan/lease demand.
Consistent with the intention of the Treasury Capital Purchase Program (“TCPP”), the Company is committed to providing transparency surrounding its utilization of the proceeds from participation in the TCPP including its lending activities and support of the existing communities served. The mix of the loan/lease types within the Company’s loan/lease portfolio is presented in the table on the following page along with a rollforward of activity for the nine months ended September 30, 2010.
QCR HOLDINGS, INC. AND SUBSIDIARIES
ROLLFORWARD OF LENDING/LEASING ACTIVITY
For the nine months ended September 30, 2010

	Quad City	m2	Cedar Rapids	Rockford	Intercompany	Consolidated
	Bank & Trust	Lease Funds	Bank & Trust	Bank & Trust	Elimination	Total
	(dollars in thousands)

BALANCE AS OF DECEMBER 31, 2009:

Commercial and industrial loans	$207,917	$—	$137,786	$58,270	$—	$403,973
Commercial real estate loans	271,858	—	199,384	124,607	(2,279)	593,570
Direct financing leases	—	90,059	—	—	—	90,059
Residential real estate loans	33,220	—	21,983	15,405	—	70,608
Installment and other consumer loans	48,057	—	24,075	12,139	—	84,271

	561,052	90,059	383,228	210,421	(2,279)	1,242,481
Plus deferred loan/lease origination costs, net of fees	63	2,207	(427)	(4)	—	1,839

Gross loans/leases receivable	$561,115	$92,266	$382,801	$210,417	$(2,279)	$1,244,320

ORIGINATION OF NEW LOANS/LEASES:

Commercial and industrial loans	28,937	—	31,480	14,910	—	75,327
Commercial real estate loans	24,877	—	30,258	7,836	—	62,971
Direct financing leases	—	18,599	—	—	—	18,599
Residential real estate loans	46,499	—	19,139	9,296	—	74,934
Installment and other consumer loans	6,523	—	3,573	1,483	—	11,579

	$106,836	$18,599	$84,450	$33,525	$—	$243,410

PAYMENTS/MATURITIES/SALES/CHARGE-OFFS, NET OF ADVANCES OR RENEWALS ON EXISTING LOANS/LEASES:

Commercial and industrial loans	(52,394)	—	(44,665)	(17,752)	—	(114,811)
Commercial real estate loans	(42,072)	—	(28,444)	(8,401)	109	(78,808)
Direct financing leases	—	(24,626)	—	—	—	(24,626)
Residential real estate loans	(43,283)	—	(11,026)	(11,470)	—	(65,779)
Installment and other consumer loans	(6,434)	—	(6,282)	(865)	—	(13,581)

	$(144,183)	$(24,626)	$(90,417)	$(38,488)	$109	$(297,605)

BALANCE AS OF SEPTEMBER 30, 2010:

Commercial and industrial loans	184,460	—	124,601	55,428	—	364,489
Commercial real estate loans	254,663	—	201,198	124,042	(2,170)	577,733
Direct financing leases	—	84,032	—	—	—	84,032
Residential real estate loans	36,436	—	30,096	13,231	—	79,763
Installment and other consumer loans	48,146	—	21,366	12,757	—	82,269

	523,705	84,032	377,261	205,458	(2,170)	1,188,286
Plus deferred loan/lease origination costs, net of fees	46	2,220	(547)	(27)	—	1,692

Gross loans/leases receivable	$523,751	$86,252	$376,714	$205,431	$(2,170)	$1,189,978

As commercial real estate loans are the largest loan type, management places a strong emphasis on monitoring the composition of the Company’s commercial real estate loan portfolio. Management tracks the level of owner-occupied commercial real estate loans versus non-owner occupied loans. Owner-occupied loans are generally considered to have less risk. As of September 30, 2010 and December 31, 2009, approximately 27% and 29% of the commercial real estate loan portfolio was owner-occupied.
Following is a listing of significant industries within the Company’s commercial real estate loan portfolio as of September 30, 2010:

	As of September 30,
	2010
	Amount	%
	(dollars in thousands)
Lessors of Nonresidential Buildings & Dwellings	$169,229	29%
Lessors of Residential Buildings & Dwellings	56,041	10%
Land Subdivision	35,207	6%
New Car Dealers	21,514	4%
Hotels and Motels	19,582	3%
Other *	276,160	48%

Total Commercial Real Estate Loans	$577,733	100%

*	“Other” consists of all other industries. None of these had concentrations greater than $15 million, or 2.5% of total commercial real estate loans.
The majority of residential real estate loans originated by the Company were sold on the secondary market to avoid the interest rate risk associated with long term fixed rate loans. Loans originated for this purpose were classified as held for sale and are included in the residential real estate loans below. In addition, the Company has not originated any subprime, Alt-A, no documentation, or stated income residential real estate loans throughout its history.